Highland Funds
NexBank Tower
13455 Noel Road, Suite 800
Dallas, TX 75240
September 16, 2009
BY EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:      Highland Funds I (File Nos. 333-132400 and 811-21866)
Ladies and Gentlemen:
Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), the registrant, Highland Funds I (the “Trust”), requests that Post-Effective Amendment No. 10 under the Securities Act and Amendment No. 13 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A (“Amendment No. 10/13”), submitted via EDGAR to the Securities and Exchange Commission on October 17, 2008, be withdrawn. This Amendment No. 10/13 was filed for the purposes of adding Highland Financial Services Fund as a new series of the Trust. Amendment No. 10/13 was initially scheduled to become effective on December 31, 2008. A series of Amendments (Post-Effective Amendments Nos. 13, 14, 15, 16 and 17 under the Securities Act and Amendments Nos. 16, 17, 18, 19 and 20 under the 1940 Act), to the Trust’s Registration Statement on Form N-1A were filed pursuant to Rule 485(b)(1)(iii) under the Securities Act solely to designate new effective dates for Amendment No. 10/13.
No information in Amendment No. 10/13 was intended to amend or supersede any prior filing relating to any other series of the Trust, nor is this request to withdraw Amendment No. 10/13 intended to amend or supersede any filing relating to any other series of the Trust.
The Trust has not offered, and does not currently intend to offer in the near future, shares of the Highland Financial Services Fund (the “Shares”). If and when the Trust decides to offer the Shares, it will file another post-effective amendment to its registration statement.

Should you have any questions regarding the application for withdrawal, please do not hesitate to call Michael Szkodzinski of Ropes & Gray LLP, counsel to the Trust, at (617) 951-7752 or me at (972) 628-4165.
Sincerely,

/s/ M. Jason Blackburn
M. Jason Blackburn
Secretary and Treasurer
Highland Funds I
cc:      Dominic Minore, Esq., Securities and Exchange Commission